June 18, 2010

Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:  Republic First Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-166286

Ladies and Gentlemen:

Republic First Bancorp, Inc. (the “Company”) hereby requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the effective date of the Company’s registration statement on Form S-1 (Registration No. 333-166286) (the “Initial Filing”), filed with the Commission on April 23, 2010 in accordance with the Securities Act, and amended by Pre-Effective Amendment No. 1 filed with the Commission on May 19, 2010 (“Amendment No. 1”), Pre-Effective Amendment No. 2 filed with the Commission on May 27, 2010 (“Amendment No. 2”), Pre-Effective Amendment No. 3 filed with the Commission on June 2, 2010 (“Amendment No. 3”), Pre-Effective Amendment No. 4 filed with the Commission on June 2, 2010 (“Amendment No. 4”) and Pre-Effective Amendment No. 5 filed with the Commission on June 18, 2010 (“Amendment No. 5” and, collectively with the Initial Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 PM, eastern time on June 21, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank A. Cavallaro
Frank A. Cavallaro
Chief Financial Officer